BROADGATE WEST | 9 APPOLD STREET

LONDON EC2A 2AP

WWW.SHEARMAN.COM | T +44.20.7655.5000 | F +44.20.7655.5500

22 December 2009

BY EDGAR SUBMISSION

Mellissa Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Invitel Holdings A/S

Schedule TO-T by Hungarian Telecom (Netherlands) Cooperatief U.A.,

Hungarian Telecom LP, Mid Europa Fund III,

LP, Mid Europa III GP LP, Mid Europa III Management Limited

Schedule 13E-3

Filed December 7, 2009

File No. 005-84772

Schedule 13D filed by Mid Europa III Management Limited, Mid Europa

III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP and

Hungarian Telecom (Netherlands) Cooperatief U.A.

Filed November 12, 2009

File No.

Dear Ms. Duru:

On behalf of our clients, Hungarian Telecom (Netherlands) Cooperatief U.A., Hungarian Telecom LP, Mid Europa Fund III, LP, Mid Europa III GP LP and Mid Europa III Management Limited (collectively, the “Filing Parties”), we hereby acknowledge receipt of the comment letter, dated December 15, 2009 (the “Comment Letter”), from the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”), concerning the above referenced Schedule TO-T and Schedule 13E-3 (the “Schedule TO”) and the above referenced Schedule 13D (the “Schedule 13D”).

On behalf of the Filing Parties and further to our letter to you dated December 21, 2009, which was submitted in response to Staff comments 15 and 16, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Filing

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MENLO PARK | MUNICH

NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

WE OPERATE IN THE UK AS SHEARMAN & STERLING (LONDON) LLP, A LIMITED LIABILITY PARTNERSHIP ORGANISED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. SHEARMAN & STERLING (LONDON) LLP IS REGULATED BY THE SOLICITORS REGULATION AUTHORITY (FIRM SRA NUMBER 211340). A LIST OF ALL PARTNERS’ NAMES, WHICH INCLUDES SOLICITORS AND REGISTERED FOREIGN LAWYERS, IS OPEN FOR INSPECTION AT THE ABOVE ADDRESS. EACH PARTNER OF SHEARMAN & STERLING (LONDON) LLP IS ALSO A PARTNER OF SHEARMAN & STERLING LLP WHICH HAS OFFICES IN THE OTHER CITIES NOTED ABOVE.

Mellissa Duru	22 December 2009

Parties’ responses. The Filing Parties are filing today, by way of EDGAR, an Amendment No. 1 to the Schedule TO-T (the “Revised Schedule TO”) together with this response letter. Capitalized terms used in this letter not otherwise defined herein have the meanings ascribed to them in the Schedule TO and/or the Offer to Purchase.

RESPONSES TO STAFF COMMENTS

Schedule TO

Schedule 13e-3

General

1.	Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. Please revise to include the information called for by that provision with respect to each filing person. In this regard, the definition you provide of “Mid Europa Group” on page 4 identifies the Sponsor as among the entities that are involved in the tender offer. Similarly, we note disclosure describing the Sponsor’s extensive role in the structuring of the transaction. Accordingly, please revise to include the Sponsor as a bidder in the tender office or advise us as to why the revision is unnecessary. Refer to Section 11.D.2. of the November 14, 2000 Current Issues Outline available at
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Response: We respectfully advise the Staff that Mid Europa Partners LLP (the “Sponsor”) has been added as a bidder in the tender offer.

2.	Refer to our comment above. Please also revise disclosure responsive to the requirements of Exchange Act Rule 13e-3 to clarify that the Sponsor is an affiliate engaged in the going private transaction and include the Sponsor as a filing person pursuant to Exchange Act Rule 13e-3. Alternatively, advise us as to why such a revision is unnecessary.

Response: We respectfully advise the Staff that the Sponsor has been added as an additional filing person pursuant to Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We further respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment. See “Items 1 through 9, 11 and 13—#2.”

3.	There appear to be at least four nominees of the Mid Europa Group that serve on the Board of Directors of Invitel. The background discussion indicates that at least one such nominee, Mr. Butcher, was involved in discussions involving the going private transaction, yet Mr. Butcher is not included as filing person for purposes of Exchange Act Rule 13e-3 and is not identified as such in the disclosure that is included in response to Schedule 13e-3 requirements. Please revise to include Mr. Butcher as a filing person or advise us as to why such a revision is unnecessary. Additionally, please disclose the manner in which any other nominees were involved in the negotiation of the going private transaction and as appropriate, include such nominee(s) as filing persons pursuant to the requirements of Schedule 13e-3. See the Division of Corporation Finance’s Compliance & Disclosure Interpretation 201.05 at: http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Response: We respectfully advise the Staff that Mr. Butcher has been added as an additional filing person pursuant to Rule 13e-3 promulgated under the Exchange Act. We respectfully advise the Staff that Mr. Thierry Baudon, Managing Partner of the Sponsor and one of the nominees of the Mid Europa Group who serves on the board of directors of Invitel has been added as an additional filing person. We respectfully advise the Staff that Mr. Nikolaus Bethlen, Associate Director of the Sponsor and one of the nominees of the Mid Europa Group who serves on the board of directors of Invitel has also been added as an additional filing person. Messrs. Butcher, Bethlen and Baudon were involved in the decision making regarding the transaction. Mr. Butcher was the only representative of the Mid Europa Group who had discussions with the independent directors with respect to the transaction. We respectfully advise the Staff that Mr. Michael Krammer, Chief

Mellissa Duru	22 December 2009

Executive Officer of Orange Austria and one of the nominees of the Mid Europa Group who serves on the board of directors of Invitel was not involved in the discussions with the independent directors of Invitel involving the transaction and was not otherwise engaged, directly or indirectly, in the going private transaction. We respectfully advise the Staff that inclusion of Mr. Krammer as a filing person is therefore neither necessary nor appropriate.

4.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to prior comments 2 or 3. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of the Exchange Act Release No. 17719 (Apr. 19, 1981).

Response: We respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment. See “Items 1 through 9, 11 and 13—#1 and #3.”

5.	We refer to disclosure on page 19 regarding the consideration given by the Sponsor to initiating a tender offer for all outstanding shares at the time it entered into a share purchase agreement with the Straumur-Burdaras Investment Bank, hf. We also note that at the time of the purchase of shares from Straumur, the filing parties were affiliates of Invitel with majority control of the Invitel Board and majority share ownership of Invitel. Please refer to Exchange Act Rule 13e-3. Please supplementally provide us with your legal analysis explaining why the purchase of shares from Straumur at this time was not the first step in a series of transactions that had the reasonable likelihood or purpose of producing any of the effects referenced in Rule 13e-3(a)(3)(ii) and why a Schedule 13e-3 was not filed at that time. Please refer to Question No. 4 of Release No. 17719 (April 13, 1981).

Response: On behalf of the Filing Parties, we respectfully and supplementally advise the Staff that the Straumur Purchase was not the first step in a series of transactions that had the reasonable likelihood or purpose of producing any of the effects referenced in Rule 13e-3(a)(3)(ii). The Straumur Purchase was not effected as part, or in furtherance, of a series of actions which together have a Rule 13e-3 effect. The Straumur Purchase was a transaction separarte and distinct from, and executed irrespective of, any future tender offer. Straumur approached the Sponsor with respect to the possible sale of its Invitel stake, not the other way around. Straumur was interested in selling its stake and the Sponsor saw this as an opportunity to increase its stake in Invitel and not as the first step in a going private transaction. As noted in our letter to you dated December 21, 2009, the Sponsor did not raise the possibility of making an offer to the minority shareholders with the unaffiliated directors until after the Straumur Purchase had been completed and then subsequently determined to proceed with the offer. As such, at the time of the Straumur Purchase it was not reasonably likely that any of the effects in Rule 13e-3(a)(3)(ii) would occur.

Exhibit 99(a)(1)(i)

Special Factors, page 14

Background, page 14

6.	In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contracts and reports among the Board of control persons of the Mid Europa Group, the Board of Directors of Invitel Corp and legal advisors regarding the various options considered by the Mid Europa Group with respect to the transaction involving Invitel Corp. For example, revise to disclose:

•

the names of the representatives of the Sponsor and/or Offeror who were involved in the decision making regarding the going private transaction and all discussions and meetings between such persons and independent members of Invitel’s Board;

Mellissa Duru	22 December 2009

•	the material terms of discussions regarding the sale by Straumur of its stake in the company in meetings between representatives of Straumur and the Sponsor that occurred in October 2009;

•	the material terms of any “proposal” presented by the Sponsor to the independent members of Invitel’s Board commencing November 27, 2009 through the commencement date of the Offer;

•

whether the Offeror or any of its affiliates and management had discussions regarding the appointment of a financial advisor to opine as to the appropriate offer price and/or fairness of the financial terms of the transaction; and

•	the material issues addressed in discussions regarding strategic alternatives to the tender offer that were considered by the Mid Europa Group.

Response: On behalf of the Filing Parties, we respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment. See “Items 1 through 9, 11 and 13—#4 and #5.”

On behalf of the Filing Parties, we respectfully wish to clarify further the Filing Parties’ responses to the concerns raised by the Staff in the bullet points above.

Regarding the names of the representatives of the Sponsor and/or Offeror (first bullet above), the disclosure has been revised to specify that Messrs. Butcher, Bethlen and Baudon were involved in the decision making regarding the going private transaction. Mr. Butcher was the only representative of the Mid Europa Group who had discussions with the independent directors with respect to the going private transaction, as described fully in the revised disclosure.

Regarding the terms of discussions between Straumur and the Sponsor in October 2009, there was just one meeting, which took place on October 28. The meeting is fully described in the second full paragraph on page 19 of the Offer to Purchase. Additional information regarding subsequent contacts between Straumur and the Sponsor during the course of November is provided in the revised disclosure.

Regarding the “proposal” of November 27, 2009, Mr. Butcher did not go into detail regarding any material terms of a possible tender offer to the minority shareholders. Rather, he simply advised the unaffiliated directors of the Straumur Purchase and discussed whether to offer the minority shareholders an opportunity, given the limited trading volume and low public float of the Invitel ADSs, to sell their shares at the same price as that paid for the Straumur Purchase. Mr. Butcher also briefly discussed why he thought that price was fair (which reasons are contained in the section captioned “Special Factors—4. Position of the Mid Europa Group Regarding the Fairness of the Offer” of the Offer to Purchase).

Regarding the fourth bullet point, neither the Offeror nor its affiliates had discussions regarding the appointment of a financial advisor to opine as to the appropriate offer price and/or fairness of the financial terms of the transaction. See “Items 1 through 9, 11 and 13—#9.”

Regarding the final bullet point, the Mid Europa Group did not discuss strategic alternatives to the tender offer. We respectfully direct the Staff to the response to comment 8 below.

7.	Please revise to describe all deliberations engaged in regarding the $4.50 per share price that was determined as the offer price. Please clarify for example, which of the filing persons or affiliated parties first recommended a price. Describe any other alternative per share valuations or ranges of valuations that were considered, when such deliberations regarding the possible price first occurred, and the reason why any other alternative prices were ultimately rejected.

Response: On behalf of the Filing Parties, we respectfully advise the Staff that the specific $4.50 per share price that was determined as the offer price was the direct result of that having been the price negotiated with Straumur and paid in the Straumur Purchase. Therefore, please refer to the disclosure in the Offer to Purchase (as revised by the Revised Schedule TO) relating to the negotiations with respect to the Straumur Purchase.

Mellissa Duru	22 December 2009

As described in the section captioned “Special Factors—4. Position of the Mid Europa Group Regarding the Fairness of the Offer,” each entity of the Mid Europa Group has stated its belief in the fairness of the Offer and cites a number of factors for doing so, including the premium to market price, the very substantial premium over the $1.00 paid to TDC, and the fact that the $4.50 per share price was the same as the price negotiated with and paid to Straumur, a sophisticated third party institutional investor.

On behalf of the Filing Parties, we respectfully advise the Staff that no other alternative per share valuations or ranges of valuations were considered.

8.	Refer to Item 1013(b) of Regulation M-A. Further supplement your discussion and address the reasons for the rejection of any alternatives considered.

Response: On behalf of the Filing Parties, we respectfully advise the Staff that no alternative means were considered by the Mid Europa Group to accomplish the stated purposes. We respectfully direct the Staff to the disclosure on page 20 of the Offer to Purchase, which states: “Having come to a determination to pursue the acquisition of the Invitel Shares and Invitel ADSs, the Mid Europa Group decided to make a cash tender offer followed by a compulsory acquisition procedure under Danish law, unless it is not lawful to do so. The Mid Europa Group did not consider alternative acquisition structures.”

9.	Please refer to Item 1013(c) of Regulation M-A. Further supplement your disclosure regarding the Mid Europa Group’s decision to engage in the going private transaction at this time. Specifically, further explain how the transaction effected at this time fits within the Mid Europa Group’s “strategy to seek capital appreciation over the medium term.”

Response: On behalf of the Filing Parties, we respectfully advise the Staff that the Mid Europa Group decided to effect the going private transaction at this time to give the minority shareholders the opportunity, given the limited trading volume and low public float of the Invitel ADSs, to sell their Invitel Shares and Invitel ADSs at the same price paid for the Straumur Purchase.

We further respectfully advise the Staff that having the transaction effected at this time fits within the Mid Europa Group’s “strategy to seek capital appreciation over the medium term” because, if completed successfully, it would allow the Mid Europa Group to obtain 100% control over Invitel, which control would enhance the Mid Europa Group’s strategic flexibility with respect to its investment in Invitel.

We further respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment. See “Items 1 through 9, 11 and 13—#6.”

10.	Clarify your reference to the sorts of “changes” the Mid Europa Group reserves the right to make. Further, please confirm your understanding that depending on the materiality of and type of change contemplated, you may be required to extend the offer and recirculate new disclosure to security holders.

Response: We respectfully advise the Staff that the reference to “changes” in the last paragraph on page 20 of the Offer to Purchase is intended to refer to changes to Invitel’s business and not changes to the Offer. We further respectfully advise the Staff that we have revised the disclosure in response to the Staff’s comment to state: “However, the Mid Europa Group expressly reserves the right to make any changes to Invitel’s business that it deems necessary, appropriate or convenient in light of its review of future developments.” See “Items 1 through 9, 11 and 13—#7.”

Position of the Mid-Europa Group Regarding Fairness of the Offer, page 21

11.	Please avoid defined terms or in the alternative, clearly identify each filing person that is part of the Mid Europa Group. Please clarify that each such person is providing its determination as to fairness of the transaction to unaffiliated shareholders.

Response: We respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment. See “Items 1 through 9, 11 and 13—#3.”

Mellissa Duru	22 December 2009

12.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address:

•	the going concern value on a stand alone basis that was considered by the Offeror; and

•

whether consideration was given to the fairness of the offer price in comparison to historical share prices, which included share price highs that were above the $4.50 offer price in each of the first three quarters of fiscal 2009.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

Response: On behalf of the Filing Parties, we respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment. See “Items 1 through 9, 11 and 13—#8, #9 and #10.”

On behalf of the Filing Parties, we respectfully advise the Staff that the Filing Parties evaluated the fairness of the Offer Price in relation to Invitel as a going concern and not on a liquidation basis, as disclosed in the Offer to Purchase. The Filing Parties considered the Offer Price, which reflects a multiple of 5.1x Invitel’s 2009 estimated EBITDA (as noted on the top of page 22 of the Offer to Purchase), fair to Invitel Shareholders and Invitel ADS Holders, and considered such EBITDA multiple an appropriate benchmark for valuing Invitel.

Price Range of the Invitel Shares, page 42

13.	Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. For example, please revise to include the summarized information required by Item 1010(c) of Regulation M-A and include the ratio of earnings to fixed charges for the requisite periods.

Response: On behalf of the Filing Parties, we respectfully advise the Staff that the disclosure in the Revised Schedule TO has been revised to address the Staff’s comment. See “Items 1 through 9, 11 and 13—#11 and #12.”

Conditions of the Offer, page 44

14.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: On behalf of the Filing Parties, we supplementally confirm the Filing Parties’ understanding that when a condition is triggered and the Filing Parties decide to proceed with the offer, this will constitute a waiver of the triggered condition(s) and, depending on the materiality of the waived condition and the number of days remaining in the offer, the Filing Parties may be required to extend the offer and re-circulate new disclosure to security holders.

Mellissa Duru	22 December 2009

The Filing Parties acknowledge that:

•	the Filing Parties are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Filing Parties understand that the Division of Enforcement has access to all information that the Filing Parties provide to the Staff in the Staff’s review of the filings or in response to the Staff’s comments on such filings.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 011 44 207 655 5576 or to my colleague David Plattner at 011 44 207 655 5086.

Very truly yours,

/s/ George Karafotias
George Karafotias

cc:	Jacques Du Preez

Mid Europa Partners LLP

David M. Plattner

Shearman & Sterling LLP